March 11, 2025

Harith Rajagopalan
Chief Executive Officer
Fractyl Health, Inc.
3 Van de Graaff Drive
Suite 200
Burlington, MA 01803

       Re: Fractyl Health, Inc.
           Registration Statement on Form S-3
           Filed March 3, 2025
           File No. 333-285522
Dear Harith Rajagopalan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jonathan Sarna